UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Financial Statements and Exhibits

(a) Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the “Plan”) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2008 and 2007.

(b) Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

Capital One Financial Corporation

Associate Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2008 and 2007

with Reports of Independent Registered Public Accounting Firms

Capital One Financial Corporation Associate Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statement of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the 2008 financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 24, 2009

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2007 and 2006 (2006 not included herein), and the related statements of changes in net assets available for benefits for the years then ended (2006 not included herein). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 (2006 not included herein), and the changes in its net assets available for benefits for the years then ended (2006 not included herein), in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 (not included herein) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

McLean, VA

June 27, 2008,

except for the 2007 information in Note 8, as to which the date is

June 24, 2009

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$—	$410,211,339
Investments, at fair value:
Units of Capital One pooled company stock fund	126,198,192	181,964,934
Shares of registered investment companies	633,850,350	656,663,499
Shares of fully benefit-responsive investment contracts	256,162,088	111,568,319
Participant notes receivable	34,887,045	31,776,949

Total investments	1,051,097,675	981,973,701
Receivables:
Employer’s contributions	13,953,968	32,074,543
Participants’ contributions	2,707,366	2,577,341

Total receivables	16,661,334	34,651,884

Net assets available for benefits, at fair value	1,067,759,009	1,426,836,924
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,778,198	(285,060)

Net assets available for benefits	$1,073,537,207	$1,426,551,864

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Investment income (loss):
Net (depreciation) appreciation of:
Units of Capital One pooled company stock fund	$(52,786,142)	(54,905,984)
Shares of fully benefit-responsive investment contracts	9,369,254	4,886,620
Shares in Registered Investment companies	(390,166,335)	(7,546,055)
Interest and Dividends	53,766,266	20,477,357

Total Investment Loss	(379,816,957)	(37,088,062)
Contributions:
Employer’s	82,071,881	73,299,789
Participants’	95,339,736	60,193,702

Total Contributions	177,411,617	133,493,491
Transfer from the Hibernia Corporation Retirement Security Plan	—	254,879,587
Transfer from the North Fork Bankcorporation, Inc. (401K) Retirement Savings Plan	—	269,163,633

	(202,405,340)	620,448,649

Deductions from net assets attributed to:
Benefits paid to participants	149,945,268	102,943,146
Administrative expenses	664,049	116,864

Total deductions	150,609,317	103,060,010

Net (decrease) increase	(353,014,657)	517,388,639
Net assets available for benefits:
Beginning of year	1,426,551,864	909,163,225

End of year	$1,073,537,207	$1,426,551,864

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees. Effective December 31, 2007, the Hibernia Corporation Retirement Security Plan and the North Fork Bancorporation, Inc. (401k) Retirement Savings Plan were merged into the Plan. As such, net assets of $254,879,587 (including participant loans of $6,197,189) and $269,163,633 (including participant loans of $6,062,391), respectively, were transferred into the Plan. The Benefits Committee of the Company and Fidelity Management Trust Company served as the Plan administrator and trustee, respectively, for the Plan year 2008.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and certain affiliates who are age 18 or older, and provides for pension, disability, death and termination benefits. Eligible employees, who do not opt-out, are automatically enrolled in the Plan immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 50% of eligible compensation for combined pre-tax and Roth contributions, up to applicable IRS contribution limits. After-tax contributions, excluding Roth contributions, were permitted prior to January 1, 2008 but are no longer allowed. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Company contributes 50% of the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax and/or Roth basis. Beginning in 2008, the Company provided a “true-up” matching contribution on behalf of any participant who does not receive the full match to which the participant would have been entitled if the participant had contributed ratably throughout the year. The Company also contributes a 3% safe harbor contribution on eligible compensation, regardless of participation in the Plan. At the option of the Company’s Board of Directors, the Company may contribute an additional amount known as the discretionary performance match, which is equal to 3% of the participants’ eligible base salary compensation. Employees who made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s basic contributions vest immediately and the Company’s matching and annual performance matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

As of December 31, 2008 and 2007 forfeited nonvested accounts totaled $872,470 and $218,102 respectively. Excess forfeitures, if any, after payment of administrative expenses are used to reduce the Company’s future contributions. During 2008 and 2007, $443,051 and $88,228 of excess forfeitures was used to reduce the Company’s administrative fees.

Investment Options

Upon enrollment in the Plan, participants direct the investments of their and the Company’s contributions into any of the twenty-three investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock—Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

Hotchkis and Wiley Large Cap Value Fund—Monies are primarily invested in the common stock of large-sized U.S. companies.

Fidelity Capital Appreciation Fund—Monies are primarily invested in common stocks.

Goldman Sachs Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment.

Wells Fargo Capital Growth Fund—Monies are principally invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

Vanguard Strategic Equity Fund—Monies are primarily invested in mid- and small-capitalization stocks.

Spartan U.S. Equity Index Fund – Fidelity Advantage Class—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Hartford Small Company Fund—Monies are primarily invested in common stocks of small capitalization companies.

Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small capitalization companies.

Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside the U.S. from at least three different foreign countries, including emerging markets.

Lazard Emerging Markets Equity Fund—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

BGI LifePath Fund (2010,2015,2020,2025,2030,2035,2040,2045,2050 and Retirement)— Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g. BGI LifePath 2010) represents the year during which the investor will most likely begin to draw interest and/or principal out of his or her investment portfolio.

Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

Pimco Total Return Fund—Monies are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign.

Invesco Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high-quality insurance companies and banks, with each contract carrying a crediting rate of interest, and backed by high quality securities.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees and the majority of administrative expenses of the Plan are paid by the Company.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year’s amounts have been reclassified to conform to the 2008 presentation.

Valuation and Income Recognition

The Plan’s investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are primarily valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. The Plan’s investment in Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, as well as cash equivalents, and is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the years ended December 31, 2008 and 2007. Participant notes receivable are valued at cost, which approximates fair value.

Securities transactions are recorded as of the trade-date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”) for all financial assets and liabilities and for nonfinancial assets and liabilities measured at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The initial adoption of SFAS 157 did not have a material impact on the Plan’s financial statements. See Note 4 for additional detail.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	December 31
	2008	2007
Invesco Stable Value Fund	$256,162,088	$111,568,319
Spartan U.S. Equity Index Fund – Fidelity Advantage Class	129,627,675	174,735,117
Capital One Pooled Company Stock Fund	126,198,192	181,964,934
Dodge & Cox Balanced Fund	83,101,094	76,064,366
Dodge & Cox International Stock Fund	78,800,044	130,668,587
PIMCO Total Return Fund	73,913,427	—
Goldman Sachs Large Cap Value Fund	59,971,478	—
Hotchkis and Wiley Large Cap Value Fund	—	98,054,341

The Invesco Stable Value Fund invests primarily in investment contracts such as traditional guaranteed invest contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula). The Invesco Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield for 2008 and 2007 was 5.503% and 5.406%, respectively and the crediting interest rate for 2008 and 2007 to the fund was 3.475% and 4.853%, respectively.

Note 4—Fair Value Measurement

Effective January 1, 2008, the Plan adopted SFAS 157, which provides a framework for measuring fair value under generally accepted accounting principles. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – quoted prices in active markets for identical assets

Level 2 – other significant inputs (including quoted prices of similar securities, interest rates, prepayment speeds, credit risk, models and other valuation methodologies)

Level 3 – significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investment where there is little, if any, market activity for the investment)

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2008
	Fair Value Measurements Using			Investments at Fair Value
	Level 1	Level 2	Level 3
Shares of fully benefit-responsive investment contracts	$255,798,129	—	$363,959	$256,162,088
Units of Capital One pooled company stock fund	126,198,192	—	—	126,198,192
Shares of registered investment companies	633,850,350	—	—	633,850,350
Participant notes receivable	—	—	34,887,045	34,887,045
Contribution Receivables	16,661,334	—	—	16,661,334

Total Assets at Fair Value	$1,032,508,005	—	$35,251,004	$1,067,759,009

The table below presents a reconciliation for the wrap contracts measured at fair value using significant unobservable inputs (Level 3) during 2008.

Level 3 Instruments Only

	Total Fair Value Measurements
	Shares of fully benefit-responsive investment contracts	Participant notes receivable
Balance, January 1, 2008	$—	$31,776,949
Total unrealized gains:	363,959	—
Issuances and settlements	—	3,110,096

Balance, December 31, 2008	$363,959	$34,887,045

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7—Transactions with Parties-in-Interest

The Plan had invested $126,198,192 and $181,964,934, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2008 and 2007, respectively. The Plan had also invested $18,177,111, at fair value, in the Fidelity Capital Appreciation Fund as of December 31, 2008. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists.

Note 8—Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits, per the financial statements	$1,073,537,207	$1,426,551,864
Less: Adjustment from contract value to fair value for fully benefit-responsive investment	(5,778,198)	285,060
Less: Benefit payable to participants	(209,568)	—

Net assets available for benefit, per the Form 5500	$1,067,549,441	$1,426,836,924

The following reconciles benefits paid for participants per the financial statements to the Form 5500:
	December 31, 2008
Benefits paid, per the financial statements	$149,945,268
Add: Amounts due participants at December 31	209,568

Benefits paid, per the Form 5500	$150,154,836

The following reconciles total investment loss per the financial statements to the Form 5500:
	December 31, 2008
Total investment loss, per the financial statements	$(379,816,957)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment	(6,063,258)

Net investment loss, per the Form 5500	$(385,880,215)

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party.	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value
		Shares/Rate	(e) Current value
*	Capital One Pooled Company Stock Fund
	Corporate Common Stock	3,922,372	125,084,450
	Interest Bearing Cash	1,113,742	1,113,742
	Registered Investment Companies:
	Northern Small Cap Value	2,990,335	31,458,321
	Hotchkis and Wiley Large Cap Value Fund	1	11
	Dodge & Cox International Stock Fund	3,598,176	78,800,044
	Wells Fargo Capital Growth Fund	5,151,264	53,521,630
	Dodge & Cox Balanced Fund	1,621,168	83,101,094
	Hartford Small Company Fund HLS IA	2,605,816	28,690,033
	Spartan U.S. Equity Index Fund	4,063,563	129,627,675
	PIMCO Total Return Fund	7,289,293	73,913,427
	Goldman Sachs Large Cap Value Fund	7,055,468	59,971,478
	Vanguard Strategic Equity Fund	2,450,930	28,675,881
*	Fidelity Capital Appreciation Fund	1,155,570	18,177,111
	Lazard Emerging Markets Equity Fund	937,254	10,197,323
	BGI Lifepath Retirement	92,488	788,000
	BGI Lifepath 2045	393,027	2,452,490
	BGI Lifepath 2050	409,751	2,503,576
	BGI Lifepath 2010	429,500	3,573,440
	BGI Lifepath 2040	557,087	3,576,498
	BGI Lifepath 2015	480,619	3,763,250
	BGI Lifepath 2035	621,173	4,124,591
	BGI Lifepath 2020	615,827	4,600,230
	BGI Lifepath 2030	705,162	4,858,564
	BGI Lifepath 2025	735,265	5,257,146
	Brokeragelink	—	2,218,537
	Fully Benefit-Responsive Investment Contracts:
	Invesco Stable Value Fund	—	256,162,088

*	Participant Notes Receivable	4.00%-10.50%	34,887,045
	Total Investments		1,051,097,675

*	Parties-in-interest

Note: (d) Historical Cost is not required to be presented as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ JORY A. BERSON
Name:	Jory A. Berson
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 25, 2009